SUB-ITEM 77I  ACMT 05.31.2008
Terms of new or amended securities

     1) Effective 12/03/07, the Tax-Free Bond Advisor Class shareholders received Investor Class shares in exchange for their Advisor Class shares. Accordingly, Advisor Class shares of Tax-Free Bond will no longer be offered.

     The Advisor Class shares of Tax-Free Bond were reclassified as Investor Class. As a result of this reclassification, each holder of Advisor Class shares became the owner of Investor Class shares of the same fund, having a total net asset value ("NAV") equal to the total NAV of his or her Advisor Class holdings in the fund on the date of the reclassification.